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Exhibit 99.1

November 30, 2017

Dear Shareholder:

        On behalf of the Board of Directors, I am pleased to invite you to the 2017 annual general meeting ("AGM") of Yatra Online, Inc.

        This letter serves as your official notice that the AGM will be held on December 12, 2017 at 7:30 PM, local time, at our India office located at 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India.

        This year you will be asked to vote on the following proposal:

  1.
  To ratify the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2018.

        The Board of Directors recommends a vote FOR proposal 1. The proposal is described in the attached Proxy Statement, which you are encouraged to read fully. We will also consider any additional business that may be properly brought before the AGM.

        The Board of Directors has fixed November 24, 2017 as the record date for the determination of shareholders entitled to notice of, and to vote at, the AGM and any adjournment or postponement thereof. Only holders of record of ordinary shares and Class F shares of the Company at the close of business on the record date are entitled to notice of, and to vote at, the annual general meeting. At the close of business on the record date, the Company had 28,902,992 ordinary shares and 3,159,375 Class F shares issued and outstanding and entitled to vote.

        It is important that your shares be represented at the annual general meeting, so whether or not you plan to attend in person, please vote by proxy on the Internet at www.cstproxyvote.com or by completing, signing, dating and returning the enclosed proxy card in the envelope provided. Alternatively you can vote the proxy by phone at (866) 894-0536. If you attend the annual general meeting, you may revoke your proxy and vote in person.

        If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by that entity in order to vote your shares. Please note that if your shares are held in the name of a bank, broker or other nominee and you wish to vote at the annual general meeting, you must first obtain a proxy issued in your name from that record holder prior to the annual general meeting and bring the proxy to the annual general meeting.

Sincerely,
Dhruv Shringi Chief Executive Officer and Director

 YATRA ONLINE, INC.
1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India

Proxy Statement for Annual General Meeting
to be Held on December 12, 2017

        We are furnishing this Proxy Statement to shareholders ("Shareholders") of record of Yatra Online, Inc. (the "Company," "Yatra," "Yatra Online," "we" or "us") in connection with the solicitation of proxies for use at the 2017 annual general meeting (AGM) to be held at 7:30PM, local time, at our India office located at 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India, and at any adjournments or postponements thereof (the "AGM").

        At the AGM, the Shareholders will be asked to:

  1.
  Ratify the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2018.

RECOMMENDATIONS OF OUR BOARD OF DIRECTORS

        Our Board recommends that you vote your shares as follows:

  •
  FOR the ratification of the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2018.

PERSONS MAKING THE SOLICITATION

        We, on behalf of the Board, are soliciting proxies in connection with the AGM. The Company will bear the costs of the solicitation.

VOTING INFORMATION

        Shareholders of record of the Company's ordinary shares, par value US$0.0001 per share ("Ordinary Shares") and the Company's Class F Shares, par value US$0.0001 per share ("Class F Shares" and together with the Ordinary Shares, the "Shares"), at the close of business on November 24, 2017 (the "Record Date"), are entitled to notice of, and to vote at, the AGM and any adjournment or postponement thereof. On November 24, 2017, 28,902,992 Ordinary Shares and 3,159,375 Class F Shares were issued and outstanding and entitled to vote. Each issued and outstanding Share entitles the holder thereof to one vote on each matter submitted to the Shareholders for a vote. Pursuant to the Company's Amended and Restated Memorandum and Articles of Association (the "Articles"), Shareholders representing not less than a majority of the Shares must be represented at the AGM, either in person or by proxy, to constitute a quorum. There must be a quorum for the AGM to be held.

        Some of our Shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the Shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the AGM. However, since you are not the Shareholder of record, you may not vote those shares in person at the AGM unless you obtain a signed proxy from the Shareholder of record giving you the right to vote the shares. Your broker or nominee has been provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

        If a share is represented for any purpose at the AGM by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for the purpose of establishing a quorum. Therefore, valid proxies which are marked "Abstain" or as to which no vote is marked, including broker non-votes (described below), will be included in determining the number of votes present or represented at the AGM.

        If you have questions of any nature, please call our Investor Relations department at +1-646-875-8380.

Vote Required

        Assuming that a quorum is present:

  •
  With respect to Proposal No. 1, the proposal will be approved by the affirmative vote of simple majority of the shareholders who attend and vote in person or by proxy at the annual general meeting.

        If a Shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted "FOR" the ratification of the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2018. We will not count abstentions, broker non-votes or the failure to return a signed proxy as either for or against the proposal, so abstentions, broker non-votes and, assuming a quorum is present, the failure to return a signed proxy, have no impact on Proposal No 1.

        Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proposal that brokers do not vote on are referred to as "broker non-votes." A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority.

Voting Procedures

        Pursuant to the Articles, proxies must be received by the Company at least 48 hours prior to the time of the AGM in order to be effective. Ensure that your shares can be voted at the AGM by submitting your proxy card, or contacting your broker, bank or other nominee.

        If your shares are registered in your name, please submit your proxy as soon as possible:

        Via the Internet.    You may vote via the Internet by going to www.cstproxyvote.com by following the instructions. You will need to have your proxy card available when voting via the Internet. If you want to vote via the Internet, you must do so before 11:59 p.m. EDT, on December 9, 2017. If you vote via the Internet, you do not need to return a proxy card.

        By Mail.    If you are a beneficial owner, you may vote by mail by signing and dating your proxy card or voting instruction card provided by your broker, bank or other nominee and mailing it in the postage-prepaid envelope provided. If you provide specific voting instructions, your shares will be voted as you instruct.

        Via Phone.    If your shares are registered in your name, you may vote by calling (866) 894-0536.

        If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by such broker, bank or other nominee in order to vote your shares. Please note that if your shares are held in the name of a broker, bank or other nominee and you wish to vote at the AGM, you must obtain a proxy issued in your name from that record holder prior to the AGM and bring the proxy to the AGM.

Revocability of Proxy

        A proxy may be revoked by a Shareholder prior to voting at the AGM by written notice to the Company at 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India, by submission of another proxy bearing a later date, or by voting in person at the AGM. Such notice or later proxy will not affect a vote on any matter taken prior to the receipt thereof by the Company. The mere presence at the AGM of a Shareholder who has appointed a proxy will not revoke the prior appointment.

        If not revoked, the proxy will be voted at the AGM in accordance with the instructions indicated on the proxy card by the Shareholder or, if no instructions are indicated, will be voted "FOR" the ratification and appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2018, and, as to any other matter that may be properly brought before the AGM, in accordance with the judgment of the proxy.

 ANNUAL REPORT AND FINANCIAL STATEMENTS

        A copy of the Company's Annual Report on Form 20-F (the "Annual Report") filed with the United States Securities and Exchange Commission (the "SEC") on June 30, 2017 is available on the Company's website at www.yatra.com under "Investor Relations" and on the SEC's website at sec.gov. We encourage you to read the Annual Report for information about the Company, including:

  •
  Financial performance;

  •
  Risk factors that could materially and adversely affect the Company's business, financial condition and results of operations;

  •
  Directors, senior management and employees;

  •
  Certain beneficial owners of our Shares and related party transactions; and

  •
  Compensation of directors and officers.

You may obtain copies of our public filings, including the Annual Report, from our website at www.yatra.com under "Investor Relations", or from the SEC's website at sec.gov. None of the other information on our website or sec.gov is incorporated into this proxy statement. You also may request a copy of these materials, without incurring any charge, by calling our Investor Relations department at +1-646-875-8380. Please make your request no later than December 4, 2017 to facilitate timely delivery. If you do not request materials pursuant to the foregoing procedures, you will not otherwise receive an e-mail or electronic copy of the materials.

 PROPOSAL NO. 1:
RATIFICATION OF THE APPOINTMENT OF
ERNST & YOUNG ASSOCIATES LLP
AS THE COMPANY'S
INDEPENDENT REGISTERED PUBLIC ACCOUNTANT
FOR THE FISCAL YEAR ENDING MARCH 31, 2018

        Proposal No. 1 is to ratify the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2018.

Vote Required

        If a quorum is present at the Annual General Meeting (AGM), this proposal will be approved by the affirmative vote of a simple majority of the shareholders who attend and vote in person or by proxy at the AGM.

        The Board recommends that you vote FOR the ratification of the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2018.

 OTHER MATTERS

        Other than what is described above, the Board is unaware of any additional items of business to be brought before the AGM.

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  Exhibit 99.1
YATRA ONLINE, INC. 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India Proxy Statement for Annual General Meeting to be Held on December 12, 2017
VOTING INFORMATION
ANNUAL REPORT AND FINANCIAL STATEMENTS
PROPOSAL NO. 1: RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG ASSOCIATES LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FOR THE FISCAL YEAR ENDING MARCH 31, 2018
OTHER MATTERS